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                                                                   Exhibit 99.15


(POINTS INTERNATIONAL LTD LOGO)

                                                                    July 2, 2004

VIA SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Toronto Stock Exchange

                            POINTS INTERNATIONAL LTD.
                            REPORT OF VOTING RESULTS

          In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of Points International Ltd. (the "Corporation") held on June 24, 2004.

          The matters voted upon at the Meeting and the results of the voting were as follows:

ITEM 1: ELECTION OF DIRECTORS

          By a vote by way of show of hands, the Shareholders approved an ordinary resolution to elect the following directors to hold office for the ensuing year or until their successors are elected or appointed:

                                Douglas A. Carty
                                 Marc B. Lavine
                                T. Robert MacLean
                            Christopher J. D. Barnard
                               Rowland W. Fleming
                                John W. Thompson
                               J. Grant McCutcheon
                                 Jim W. Kranias
                             Christopher E. M. Payne
                                 Eric A. Korman
                                  Dan Marriott

ITEM 2 - APPOINTMENT OF AUDITORS

          By a vote by way of show of hands, the Shareholders approved an ordinary resolution to appoint Mintz & Partners LLP as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.

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                                      -2-

ITEM 3 - INCREASE IN STOCK OPTION PLAN

          By a vote by ballot, the Shareholders approved an ordinary resolution to amend the incentive stock option plan ("Stock Option Plan") to increase the maximum number of common shares reserved for issuance upon the exercise of options under the Stock Option Plan from 8,030,424 to 10,206,948 common shares. The ballot results were 22,556,811 in favour and 4,141,000 against with 6,697,508 votes by directors and officers excluded.

ITEM 4 - CONTINUANCE UNDER THE CANADA BUSINESS CORPORATIONS ACT

          By a vote by way of show of hands, the Shareholders approved a special resolution authorizing the Corporation to make application to the Director under the Business Corporations Act (Ontario) ("OBCA"), pursuant to section 181 of the OBCA, for authorization to continue under the Canada Business Corporation Act ("CBCA") to make application to the Director under the CBCA, pursuant to section 187 of the CBCA, for a certificate of continuance continuing the Corporation under the CBCA.

ITEM 5 - REPEAL OF EXISTING BY-LAWS AND ADOPTION OF BY-LAWS EFFECTIVE ON THE DATE OF CONTINUANCE

          By a vote by way of show of hands, the Shareholders confirmed, effective on the date of continuance under the CBCA, the following by-laws, as made by the directors:

1. By-Law A, being a by-law repealing all former by-laws in force; and

2. By-Law No. 1, being a by-law regulating the business and affairs of the Corporation.

                                        POINTS INTERNATIONAL LTD.


                                        by [original signature]
                                           -------------------------------------
                                           STEPHEN M. YUZPE
                                           Chief Financial Officer and
                                           Corporate Secretary